Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	Division of Corporation Finance		
Firm:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
Contact name:	Wojciech Marciniak Director, Head Office Information Centre	Phone: Fax:	(48 76) 84 78 280 (48 76) 84 78 205

Announcement also provided to required statutory authorities

Date: 30 January 2002

Number of pages (including this one): 1

Current report 5/2002

The Management Board of KGHM Polska Miedź S.A. hereby announces the dates of publication of the following periodic reports of 2002:

1. Quarterly reports (SA-Q):
- IV quarter 2001 - 14 February 2002
- I quarter 2002 - 6 May 2002
- II quarter 2002 - 5 August 2002
- III quarter 2002 - 4 November 2002

2. Consolidated quarterly reports (SA-QS):
- IV quarter 2001 - 1 March 2002
- I quarter 2002 - 15 May 2002
- II quarter 2002 - 14 August 2002
- III quarter 2002 - 14 November 2002

3. Half-year report (SA-P) for the first half of 2002 - 30 September 2002

4. Consolidated half-year report (SA-PS) for the first half of 2002 - 31 October 2002

5. Annual report (SA-R) for 2001 - 29 March 2002

6. Consolidated annual report (SA-RS) for 2001 - 30 April 2002

dlw 1/31

Legal basis:
(§69, section 1, Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569)

DYREKTOR
CENTRUM INFORMACJI
Wojciech Marciniak

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)